UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2016

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: March 10, 2016	By:	/s/ Jeffrey Crystal
Jeffrey Crystal, Chief Financial Officer

FORM 13-502F1

CLASS 1 AND CLASS 3B REPORTING ISSUERS – PARTICIPATION FEE

MANAGEMENT CERTIFICATION

I, Jeffrey Crystal, an officer of the reporting issuer noted below have examined this Form 13-502F1 (the Form) being submitted hereunder to the Ontario Securities Commission and certify that to my knowledge, having exercised reasonable diligence, the information provided in the Form is complete and accurate.

(s) Jeffrey Crystal
Name: Jeffrey Crystal	Date: March 10, 2016
Title: Chief Financial Officer

Reporting Issuer Name:	Intertape Polymer Group Inc.

End date of previous financial year:	December 31, 2015

Type of Reporting Issuer:	☑ Class 1 reporting issuer ☐ Class 3B reporting issuer

Highest Trading Marketplace:	Toronto Stock Exchange
(refer to the definition of “highest trading marketplace” under OSC Rule 13-502 Fees)

Market value of listed or quoted equity securities:
(in Canadian Dollars - refer to section 7.1 of OSC Rule 13-502 Fees)

Equity Symbol

ITP

1st Specified Trading Period (dd/mm/yy)
(refer to the definition of “specified trading period” under OSC Rule 13-502 Fees)	January 1, 2015 to March 31, 2015

Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace		$17.53 (i)

Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period		59,835,838 (ii)

Market value of class or series	(i) x (ii)	$1,048,922,240.14 (A)

2nd Specified Trading Period (dd/mm/yy)
(refer to the definition of “specified trading period” under OSC Rule 13-502 Fees)	April 1, 2015 to June 30, 2015

Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace		$18.72 (iii)

Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period		59,627,635 (iv)

Market value of class or series	(iii) x (iv)	$1,116,229,327.20 (B)

3rd Specified Trading Period (dd/mm/yy)
(refer to the definition of “specified trading period” under OSC Rule 13-502 Fees)	July 1, 2015 to September 30, 2015

Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace		$14.27 (v)

Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period		58,917,885 (vi)

Market value of class or series	(v) x (vi)	$840,758,218.95 (C)

4th Specified Trading Period (dd/mm/yy)
(refer to the definition of “specified trading period” under OSC Rule 13-502 Fees)	October 1, 2015 to December 31, 2015

Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace		$18.69 (vii)

Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period		58,667,535 (viii)

Market value of class or series	(vii) x (viii)

5th Specified Trading Period (dd/mm/yy)		$1,096,496,229.15 (D)
(if applicable, refer to the definition of “specified trading period” under OSC Rule 13-502 Fees)	N/A to N/A

Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace		(ix)

Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period		(x)

Market value of class or series	(ix) x (x)	(E)

Average Market Value of Class or Series (Calculate the simple average of the market value of the class or series of security for each applicable specified trading period (i.e. A through E above))		$1,025,601,503.86 (1)

(Repeat the above calculation for each other class or series of equity securities of the reporting issuer (and a subsidiary pursuant to paragraph 2.8(1)(c) of OSC Rule 13-502 Fees, if applicable) that was listed or quoted on a marketplace at the end of the previous financial year)

Fair value of outstanding debt securities: (See paragraph 2.8(1)(b), and if applicable, paragraph 2.8(1)(c) of OSC Rule 13-502 Fees)		$0.00 (2)

(Provide details of how value was determined)

Capitalization for the previous financial year	(1) + (2)	$1,025,601,503.86

Participation Fee (For Class 1 reporting issuers, from Appendix A of OSC Rule 13-502 Fees, select the participation fee)		$59,350

(For Class 3B reporting issuers, from Appendix A.1 of OSC Rule 13-502 Fees, select the participation fee)

Late Fee, if applicable (As determined under section 2.7 of OSC Rule 13-502 Fees)		N/A

Total Fee Payable (Participation Fee plus Late Fee)		$59,350